

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

Brian E. Mueller
President and Chief Executive Officer
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, AZ 85017

> **Re: Grand Canyon Education, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 21, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 2, 2018**
> **File No. 001-34211**

Dear Mr. Mueller:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Division of Corporation Finance
> Office of Telecommunications